

May 24, 2011

Christopher Boone
Chief Financial Officer
Lufkin Industries, Inc.
601 South Raguet
Lufkin, TX 75904

Re: Lufkin Industries, Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-02612

Dear Mr. Boone:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Martin James
Senior Assistant Chief Accountant